SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14d-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 4)

CHARMING SHOPPES, INC.

(Name of Subject Company)

CHARMING SHOPPES, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

161133103

(CUSIP Number of Class of Securities)

Colin D. Stern

Executive Vice President, General Counsel and Secretary

3750 State Road

Bensalem, Pennsylvania 19020

(215) 245-9100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of person filing statement)

Copy to:

Douglas Raymond

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103

(215) 988-2548

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 4 (this “Amendment”) further amends and supplements the Solicitation/Recommendation Statement on Schedule 14d-9 originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Charming Shoppes, Inc., a Pennsylvania corporation (“Charming”), on May 15, 2012, as amended and supplemented by Amendment No. 1 filed with the SEC on May 23, 2012, Amendment No. 2 filed with the SEC on May 24, 2012 and Amendment No. 3 filed with the SEC on May 29, 2012 (as amended or supplemented from time to time, the “Statement”). The Statement relates to the offer by Colombia Acquisition Corp. (“Merger Sub”), a Pennsylvania corporation and wholly owned subsidiary of Ascena Retail Group, Inc., a Delaware corporation (“Ascena”), pursuant to which Merger Sub has offered to purchase all of the outstanding Shares at a price of $7.35 per Share, net to the selling shareholder in cash, without interest and subject to any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated May 15, 2012 and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO originally filed by Ascena and Merger Sub with the SEC on May 15, 2012, as amended and supplemented through the date hereof.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 4.	The Solicitation or Recommendation.

(a) Item 4 of the Statement is hereby amended and supplemented by amending and restating the section captioned “Background of the Merger” to read as follows:

“Background of the Merger

In connection with its ongoing evaluation of strategic alternatives relating to Charming, from time to time, the Board has consulted with Charming’s senior management regarding Charming’s operational and financial performance, discussed the strategic direction of Charming and evaluated various alternatives for increasing shareholder value.

On March 16, 2011, Charming engaged Moelis & Company LLC (“Moelis”) to assist in exploring a potential divestiture of the Fashion Bug and Figi’s businesses. Charming, with the assistance of Moelis and its regular outside transactional counsel, Drinker Biddle & Reath LLP (“Drinker Biddle”), thereafter conducted a sale process with respect to each business. At a regular meeting of the Board held on September 26, 2011, management reported that, as of such date, such sale processes (i) had not resulted in proposals that management, after consultation with Moelis, believed represented sufficient value for these businesses to warrant divestiture, and (ii) in the case of Fashion Bug had resulted in proposals that would likely require Charming to maintain continuing involvement with the divested business over a substantial transition period. During the ensuing discussion the Board requested that management prepare an analysis of the potential strategic alternatives available to Charming, including continued adherence to its existing restructuring plans, as well as a possible sale of Charming as a whole, and that this analysis be presented to the Board at its November 8, 2011 meeting. The Board also directed management to identify financial advisors who would be appropriate to assist in this new analysis and potential process. Management, in consultation with members of the Board, considered several financial advisors with significant experience in transactions such as those which were to be analyzed and potentially pursued as part of this process. After this consideration, management recommended that Barclays Capital Inc. (“Barclays”) be engaged for this work, based on its experience and reputation in such matters, particularly in the retail industry, and on management’s experience working with certain members of the Barclays deal team in previous transactions (although at such time such deal team members had been at a different financial advisor).

At the invitation of David Jaffe, President and Chief Executive Officer of Ascena, Tony Romano, the President and Chief Executive Officer of Charming, met with Mr. Jaffe on November 8, 2011. Mr. Romano advised the Board of the meeting in advance and the meeting was authorized by the Board. At the meeting, Mr. Jaffe indicated Ascena’s interest in acquiring Charming on a negotiated basis, potentially including Fashion Bug. Later that day, at a meeting of the Board, Barclays was retained by the Board as Charming’s financial advisor to assist with an evaluation of potential strategic alternatives for Charming as a whole (referred to internally by Charming as Project Chrysalis) and, separately, to continue to seek a sale of its Fashion Bug business (referred to internally by Charming as Project Florence). Representative of Barclays presented an overview of potential strategic alternatives involving Charming based on internal financial data and forecasts prepared by Charming’s management, including a range of strategic and capital structure alternatives with respect to potential business separation scenarios.

On November 17, 2011, at a meeting of the Board, the Board resolved to undertake a comprehensive strategic and financial review of each of Charming’s businesses with the objective of enhancing shareholder value and to explore opportunities to divest the Fashion Bug business.

On November 29, 2011, Barclays received a non-binding indication of interest to acquire the Fashion Bug business from a party referred to as Party B. Party B’s indication of interest was for “liquidation value plus $2 million” (not quantified by Party B), subject to exclusivity, completion of due diligence and negotiation of definitive purchase and transitional services agreements.

On November 30, 2011, Barclays received a non-binding indication of interest with respect to a possible acquisition of the Fashion Bug business from a party referred to as Party C. Party C’s indication of interest was for $20 million, plus an earn-out opportunity of up to an additional $10 million, as well as an additional payment of up to $10 million related to the possibility of eliminating certain expected post-closing capital investments.

On November 30, 2011, at a meeting of the Board, representatives of Barclays discussed with the Board the financial performance of Fashion Bug, the ongoing process to divest Fashion Bug, including prospective bidders, and the strategic review process. The Board resolved that it would retain Schulte Roth and Zabel LLP (“Schulte Roth”) as special counsel to the Board in connection with Charming’s strategic review process.

On December 1, 2011, Charming issued a press release announcing that it was undertaking a strategic and financial review of Charming’s operations, with the objective of enhancing shareholder value, and that it had determined to divest the Fashion Bug business.

On December 8, 2011, Barclays received from Party C additional information and conditions with respect to its previously communicated non-binding indication of interest to acquire the Fashion Bug business. This indication of interest was subject to exclusivity, completion of due diligence and negotiation of definitive purchase and transitional services agreements.

On December 9, 2011, at a meeting of the Board, representatives of Barclays provided further updates about Project Chrysalis and Project Florence.

On December 12, 2011, Barclays received a revised non-binding indication of interest from Party B for the Fashion Bug business of $30 million, subject to the satisfaction of certain conditions, including an expense reimbursement arrangement, completion of due diligence and negotiation of definitive purchase and transitional services agreements.

On December 15, 2011, at the direction of the Board, Barclays provided to Ascena and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), Ascena’s financial advisor, a form confidentiality agreement on behalf of Charming.

On December 19, 2011, Charming entered into the Confidentiality Agreement with Ascena. As part of the due diligence process, Charming thereafter provided Ascena with certain information regarding its business and operations, and certain members of senior management of Charming and of Ascena made presentations to each other and their respective advisors.

On December 21, 2011, Tony Romano met with David Jaffe. During this meeting, Mr. Jaffe discussed Ascena’s interest in acquiring Charming on a negotiated basis and the possibility of pursuing a strategic transaction involving the two companies.

On January 18, 2012, Barclays received a revised non-binding indication of interest from Party C for the Fashion Bug business, reflecting a $25 million purchase price with no earn-out or discretionary payments, subject to completion of due diligence and negotiation of definitive purchase and transitional services agreements.

On January 18, 2012, at a meeting of the Board, representatives of Barclays presented information about Project Florence and Project Chrysalis. In particular, the Barclays’ representatives reviewed outlines of proposed offers for the Fashion Bug business from Party B and Party C. The Barclays’ representatives noted that Party C had reported that it was prepared to close a transaction within 30 days and anticipated furnishing its due diligence requests to management shortly. The Barclays’ representatives also reviewed the terms of the proposal made by Party B and the feasibility of closing a transaction on the terms proposed in an abbreviated time period. During the meeting, the Board determined to pursue the transaction with Party C. At the same meeting, the Barclays’ representatives provided an update on Project Chrysalis, including the potential impact of Project Florence on the Project Chrysalis process, and discussed with the Board the list of potentially interested parties identified to date.

On February 3, 2012, Tony Romano and Eric Specter from Charming, representatives from Barclays and representatives from BofA Merrill Lynch attended a meeting with representatives of Ascena to discuss Project Chrysalis. At this meeting, representatives of Charming provided Ascena with an overview of Charming’s operations and finances.

During the months of February and March, Barclays contacted 40 other potential bidders for Charming as a whole (consisting of 24 financial bidders and 16 strategic bidders) at the direction and on behalf of Charming. Between February 7, 2012 and March 14, 2012, confidentiality agreements with respect to Project Chrysalis were negotiated and entered into with 21 of them, including four parties referred to as Party D, Party E, Party F and Party G.

On February 7, 2012, Party D and Party E requested permission to pursue a joint bid. After consultation with the Board, Charming granted the request and allowed Party D and Party E to proceed as co-bidders.

On February 17, 2012, at a meeting of the Board, representatives of Barclays reported on the due diligence steps being undertaken by Party C with respect to its potential bid for the Fashion Bug business and the date by which Party C was expected to communicate its decision on Project Florence. The Board agreed to consider opening up the Project Florence process to other interested parties in the event no response was received from Party C by the end of that week. At the same meeting, representatives of Barclays provided the Board with an update on Project Chrysalis. In particular, representatives of Barclays reported on the status of the confidentiality agreements being negotiated between Charming and potentially interested parties.

On February 21, 2012, Tony Romano, Eric Specter and other representatives from Charming and representatives from Barclays attended a meeting with representatives of Ascena and representatives from BofA Merrill Lynch to discuss Project Chrysalis. The meeting was a follow-up to the February 3, 2012 meeting between the parties, and, in particular, was focused on a discussion of the financial due diligence of Charming.

On February 28, 2012, Barclays received an updated non-binding indication of interest from Party C, with respect to the Fashion Bug business, pursuant to which Party C would be willing to proceed based on a transaction with no consideration or an immaterial amount of consideration to be paid to Charming, subject to the negotiation of definitive stock purchase and transitional services agreements.

On March 6, 2012, Tony Romano and Eric Specter from Charming and representatives from Barclays attended a meeting with representatives of Party D and Party E to discuss Project Chrysalis. At this meeting, representatives of Charming provided representatives of Party D and Party E with an overview of Charming’s operations and finances.

On March 9, 2012, at a meeting of the Board, representatives of Barclays provided further updates about the strategic review process and proposals for Project Florence. Representatives of Barclays informed the members of the Board that representatives of BofA Merrill Lynch, on behalf of Ascena, had told Barclays that Ascena was prepared to offer to acquire all outstanding Shares for $6.25 per Share in cash. Later that day, Ascena sent a letter to the Board indicating its interest in acquiring all outstanding Shares for a purchase price of $6.25 per Share in cash, that closing of such a transaction would not be conditioned on the receipt of financing, and that it was prepared to commit resources to reach an agreement. The proposal was subject to confirmatory due diligence.

On March 13, 2012, Party D and Party E sent a letter to Barclays indicating their interest in acquiring (on a joint basis) all outstanding Shares for a purchase price of $6.00 to $7.00 per Share in cash. The letter also stated that the parties intended to finance the acquisition through a combination of equity and debt financing from third-party sources.

On March 15, 2012, Barclays received an updated non-binding indication of interest from Party B, with respect to the Fashion Bug business, for approximately $22 million ($30 million less 50% of the value of certain assets, to be returned to Charming at a future point in time), subject to due diligence and negotiation of definitive purchase and transitional services agreements.

On March 15, 2012, a draft of the Merger Agreement prepared by Charming’s counsel and a summary thereof were distributed by Colin Stern, Executive Vice President, General Counsel and Secretary of Charming, to the Board.

On March 22, 2012, Barclays (at the direction of the Board) distributed the first draft of the Merger Agreement to Ascena as well as Party D and Party E and requested that they modify the agreement to reflect the terms and conditions on which they would be prepared to enter into a definitive agreement, assuming agreement on all economic terms.

On March 23, 2012, at a meeting of the Board, representatives of Barclays provided further updates on the status of Project Chrysalis, the two non-binding indications of interest that had been received to date (from Ascena and the joint bid from Party D and Party E), the trading history of the Shares and the timetable of scheduled management meetings and due diligence sessions. Representatives of Barclays also provided a status report on Project Florence and a comparison of indications of interest with respect to Project Florence received to date.

On March 30, 2012, Party F sent a letter to Charming indicating its interest in acquiring all outstanding Shares for a purchase price of $6.20 to $6.50 per Share in cash. The letter stated that the proposal was not contingent upon the receipt of third-party debt financing, but that Party F’s intention was to raise third-party debt financing in support of the transaction.

On March 30, 2012, Tony Romano, Eric Specter and other representatives from Charming and representatives from Barclays attended a meeting with representatives of Party D and Party E to discuss Project Chrysalis. Charming provided information relating to certain due diligence questions and operational issues raised by Party D and Party E.

On March 31, 2012, Party G sent a letter to Charming indicating its interest in acquiring all outstanding Shares for a purchase price of $6.49 to $6.79 per Share in cash. The letter stated that the proposal was not contingent upon the receipt of third-party debt financing, but that Party G’s intention was to raise third-party debt financing in support of the transaction.

On April 2, 2012, at a meeting of the Board, representatives of Barclays provided further updates on the status of Project Chrysalis, the two new indications of interest that had recently been received from prospective bidders (from Party F and Party G), communications with other interested parties and the due diligence process being followed with interested parties. Representatives of Barclays also reported on the status of Project Florence and the indications of interest that had been received from the two prospective bidders for Fashion Bug (Party B and Party C). Barclays indicated that both Ascena and Parties D and E had expressed their preference that Charming not commit to sell Fashion Bug if they were to be the successful bidder for Charming.

On April 3, 2012, Tony Romano, Eric Specter and other representatives from Charming, as well as representatives from Barclays and representatives from BofA Merrill Lynch, attended a meeting with representatives of Ascena to discuss financial and operational aspects of a combination with Ascena and to provide Ascena with further due diligence.

On April 4, 2012, Tony Romano and Eric Specter and other representatives from Charming and representatives from Barclays attended a meeting with representatives of Party D and representatives of Party E to discuss Project Chrysalis. Representatives from outside advisors to Party D and Party E also attended the meeting. Members of the Lane Bryant, Catherines and Fashion Bug management teams provided Party D and Party E representatives with an overview of their business activities and operating performance.

On April 6, 2012, Ascena sent a marked copy of the Merger Agreement to Charming.

On April 10, 2012, Tony Romano, Eric Specter and other representatives from Charming, as well as representatives from Barclays and representatives from BofA Merrill Lynch, attended a meeting with representatives of Ascena to discuss merchandising, stores, marketing and other operational issues.

On April 11, 2012, Tony Romano, Eric Specter and other representatives from Charming, as well as representatives from Barclays and representatives from BofA Merrill Lynch, attended a meeting with representatives of Ascena to discuss financial and operational aspects of a combination with Ascena and to provide Ascena with further due diligence.

On April 12, 2012, legal advisors for Charming, the Board and Ascena had a conference call to discuss changes proposed by Ascena to the draft of the Merger Agreement previously provided by Charming, including, among other things, revisions to the two-tier termination fee, the go-shop provision and the non-solicitation provisions originally proposed by Charming, the period following execution of the Merger Agreement within which Merger Sub must commence the Offer, the conditions to the Offer and the Merger, and other items.

On April 12, 2012, Tony Romano, Eric Specter and other representatives from Charming and representatives from Barclays attended a meeting with representatives of Party D and Party E and their financing sources to discuss due diligence and operational issues.

On April 12, 2012, at a meeting of the Board, representatives of Barclays provided an update on Project Chrysalis and, in particular, reviewed their interactions with Ascena, Party D, Party E, Party F and Party G. Michael Goldstein, Chairman of the Board, disclosed to the Board that he was then a member of the senior advisory board of an entity that may be providing acquisition financing to one of the potential bidders (which was not Ascena). Mr. Goldstein stated that, aside from his status as a senior advisory board member of such entity, he was not involved in such entity’s financing efforts for such potential bidder. Mr. Goldstein stated that he would recuse himself from any negotiations involving Charming and such party or Board discussions or deliberations concerning such party.

On April 13, 2012, Tony Romano, Eric Specter and other representatives from Charming and representatives from Barclays attended a meeting with representatives of Party D and Party E to discuss Charming’s information technology systems, distribution centers and other financial and operational issues.

On April 15, 2012, legal advisors for Party D and Party E returned a marked copy of the Merger Agreement to legal advisors for Charming.

On April 17, 2012, Charming’s counsel circulated a revised draft of the Merger Agreement to Ascena’s counsel, reflecting discussions over the preceding days regarding the changes proposed by Ascena to such agreement.

On April 19, 2012, legal advisors for Charming, the Board and Ascena had a conference call to discuss the revised draft of the Merger Agreement Charming’s counsel had circulated to Ascena’s counsel.

On April 20, 2012, Tony Romano, Eric Specter and other representatives from Charming and a representative from Barclays attended a meeting with representatives of Party G to discuss financial and other due diligence matters relating to Project Chrysalis.

On April 20, 2012, Party D and Party E provided their debt commitment letters to Charming. The same day, legal advisors for Charming returned a marked copy of the Merger Agreement to legal advisors for Party D and Party E.

On April 21, 2012, Party D and Party E provided their equity commitment letters and limited guarantee to Charming.

On April 23, 2012, Ascena sent Charming an updated offer of $6.50 per Share, payable in cash, without any financing contingency. Later that day, in response to a request from Barclays (acting at the direction of the Board), Party D and Party E sent a letter to Barclays containing an updated offer of $6.50 per Share, payable in cash, to be financed through a combination of committed equity and debt financing. The Board discussed the offers from Ascena and Parties D and E at a Board meeting the same day; and representatives from Barclays provided a status report on Project Chrysalis, a comparison of the financial terms of the proposals from Ascena and Parties D and E, a public market overview and Barclays’ preliminary valuation analyses of the consideration proposed to be paid by Ascena and Parties D and E. Drinker Biddle advised the Board on its fiduciary obligations under Pennsylvania law. Following discussion, the Board directed Barclays to continue further discussions with Ascena and Party D and Party E with the objective of increasing their bid prices.

On April 25, 2012, in response to a request from Barclays (acting at the direction of the Board), Ascena indicated to Barclays that it would be willing to increase its offer above $6.50 but below $7.00 per Share in cash. The same day, Parties D and E indicated to Barclays that they were prepared to raise their offer to $7.00 per Share, conditioned upon an exclusivity arrangement and certain other terms and conditions. The Board discussed the offers from Ascena and Parties D and E at a Board meeting the same day, at which time Drinker Biddle continued its discussion with the Board on its fiduciary obligations under Pennsylvania law and Barclays and Drinker Biddle and Schulte Roth discussed the differences between the proposals, other than the per Share price offered. These differences included financing commitments, availability of specific performance and amount of termination fee. The Board again directed Barclays to continue further discussions with Ascena and Party D and Party E to determine whether either party was willing to increase its bid price. During the Board meeting, Barclays disclosed to the Board that Barclays had not earned any fees from, and had had no material relationships with Ascena over the last two years, and also confirmed the amount of fees from and services provided with respect to certain other potential bidders, including Party D and Party E, and the absence of any direct equity ownership of any of the Barclays deal team members in Charming or in certain potential bidders, including Ascena, Party D and Party E, over the preceding two years. Barclays confirmed to the Board that, consistent with Barclays’ internal policies, such fees and relationships did not preclude Barclays from representing the Board in connection with Project Chrysalis or Project Florence, including a potential transaction with Ascena, Party D or Party E. The Board concluded that such fees and relationships did not necessitate the engagement of a second financial advisor or otherwise a change in Barclays’ engagement.

On April 26, 2012, Tony Romano, Eric Specter and other representatives from Charming and a representative from Barclays (telephonically) attended a meeting with representatives of Party F to discuss financial and other due diligence matters relating to Project Chrysalis.

On April 26, 2012, in response to a request from Barclays (acting at the direction of the Board), Ascena communicated through Barclays that it was prepared to raise its offer to $7.35 per Share in cash, conditioned upon the negotiation of a mutually acceptable Merger Agreement, provided that Charming would agree to negotiate exclusively with Ascena for a limited period of time. The same day, in response to a request from Barclays (acting at the direction of the Board), Party D and Party E informed Barclays that they would be prepared to consider raising their offer of $7.00 per Share by a material amount, conditioned upon an exclusivity arrangement and expense reimbursement provisions if they were not ultimately the successful bidder at such higher amount in the process.

The Board considered whether to agree to the request of Party D and Party E, noting that Ascena’s offer was by its terms only available for a limited period of time, which time period had already expired without any response from the Company, and that Ascena’s offer had been conditioned on the Company’s agreement to negotiate with Ascena on an exclusive basis. The Board also noted that while both the Ascena offer and the offer from Party D and Party E were conditioned on exclusivity, Ascena had not requested expense reimbursement. In essence, Ascena had offered $7.35 per Share in cash subject only to a short exclusive negotiation period, while Party D and Party E had offered $7.00 per Share in cash, plus an uncertain amount of additional consideration (which was referenced by Party D and Party E as “material” in amount, but without any additional color), but subject to an expense reimbursement agreement as well as a short exclusive negotiation period.

The Board considered the likelihood that the amount of any significant increase in the offer price of Party D and Party E would depend on whether expense reimbursement was provided to them. The Board also considered, among other things, (i) the financing contingencies to which the offer of Party D and Party E was subject, (ii) that Ascena’s offer was not subject to any financing contingencies, (iii) that the proposed agreement with Ascena would permit Charming to seek specific performance of such agreement by Ascena, and (iv) that rejecting the request of Party D and Party E for expense reimbursement, providing exclusivity to Ascena and, assuming Charming was able to reach agreement with Ascena on the remaining open terms of the Merger Agreement, entering into the Merger Agreement with Ascena would not preclude Party D and Party E from submitting a takeover proposal to the Board or preclude the Board from negotiating (and potentially entering into a definitive agreement concerning) such takeover proposal provided that certain conditions in the Merger Agreement were satisfied. The Board also considered that, in connection with the efforts taken with the Company’s previous investment bankers to divest the Fashion Bug business, the Board had authorized the Company to enter into, and the Company had entered into, an expense reimbursement agreement with Party E in order to induce that party to continue to consider acquiring the Fashion Bug business. Following the execution of such expense reimbursement agreement, Party E did not make an acceptable offer for the Fashion Bug business and, as a result of the expense reimbursement agreement, the Company incurred significant expenses and was left without an acceptable offer to buy the Fashion Bug business.

Following this discussion, the Board directed Barclays to have further discussions with Party D and Party E to determine the highest price they would be willing to offer without the expense reimbursement conditions. Barclays reported back to the Board that Party D and Party E were not prepared to increase their offer by a material amount without the expense reimbursement provisions. The Board then advised Barclays to tell Ascena that it would agree to give Ascena exclusivity through 9:30 a.m. on April 30, 2012.

In connection with its offer made on April 26, 2012, Ascena requested that Charming enter into an exclusivity agreement, pursuant to which the parties would agree to negotiate with each other through 9:30 a.m. on Monday, May 7, 2012. On April 26, 2012, Charming returned to Ascena an executed exclusivity agreement, pursuant to which Charming agreed to exclusively negotiate with Ascena through 9:30 a.m. on Monday, April 30, 2012, following which Ascena’s counsel provided Charming with a revised draft of the Merger Agreement.

Following further negotiations, on April 27, 2012, Charming and Ascena entered into an additional exclusivity agreement extending the exclusivity period through 9:30 a.m. on Wednesday May 2, 2012, with an option for Ascena to extend the period through 9:30 a.m. on Thursday, May 3, 2012. Later that day, Ascena’s counsel provided Charming with a further revised draft of the Merger Agreement. That afternoon and evening, representatives of Charming and Ascena, as well as their respective counsel, negotiated the terms of the Merger Agreement.

On April 28, 2012, counsel to Ascena’s lenders provided Ascena and Charming with certain comments of Ascena’s lenders on the Merger Agreement. Later that day, Charming’s counsel delivered to Ascena a revised draft of the Merger Agreement. On the same day, Charming received notice that Party G would not move forward in pursing a negotiated transaction with Charming. Charming understood that this was because Party G was not willing to increase its bid, in light of the cost Party G expected would be required to be incurred for store improvements, and because Party G was at that time focused on other investment opportunities.

On each of April 28 and 29, 2012, representatives of Charming and Ascena, as well as their respective counsel, continued to negotiate the terms of the Merger Agreement. In those negotiations, Ascena insisted upon the elimination of the go-shop provision in the Merger Agreement and on the inclusion of a provision providing for the reimbursement, under certain circumstances, of Ascena’s transaction-related expenses.

On April 29, 2012, the Board held a special meeting at which the status of discussions pertaining to the Merger Agreement was discussed. At this meeting, the Board discussed with Barclays and counsel, among other issues still unresolved between the parties, Ascena’s insistence on the elimination of the go-shop provision. The Board and its advisors discussed (i) the fact that Charming had publicly announced the commencement of Project Chrysalis on December 1, 2011, had run a process in which Charming, with assistance from Barclays, had contacted a total of 41 potential bidders (consisting of 24 financial bidders and 17 strategic bidders), entered into confidentiality agreements with 22 of them, and received multiple bids from potential bidders (including multiple rounds of bids from Ascena and Parties D and E), that the Board had been advised that Party F would need several additional weeks to finalize its offer, and that Ascena’s $7.35 offer price represented a premium of 89% over the $3.88 closing sales price for the Shares as quoted on the NASDAQ Stock Market (the “NASDAQ”) on November 30, 2011 (the last trading day before the December 1 announcement) and a premium of 20% over the $6.13 closing sales price for the Shares as quoted on the NASDAQ on April 27, 2012, (ii) removal of the go-shop provision would not preclude potential bidders from submitting unsolicited takeover proposals to the Board after the execution of a Merger Agreement or preclude the Board from negotiating (and potentially entering into a definitive agreement concerning) a takeover proposal provided that certain conditions in the Merger Agreement were satisfied and (iii) the concern that failure to promptly agree to the removal of the go-shop provision could delay or jeopardize negotiations with Ascena on the Merger Agreement, which in the Board’s view would not be in the best interests of Charming’s shareholders. After discussion, the Board authorized its advisors to agree to the removal of the go-shop provision and to proceed with finalizing the Merger Agreement as promptly as possible. Charming’s counsel then proceeded to discuss with Ascena’s counsel the go-shop provision and the parties subsequently agreed to the removal of the go-shop provision, a single-tier termination fee of $30 million (without reimbursement of any Ascena expenses) and the remaining related open deal protection provisions in the Merger Agreement.

On April 30, 2012, the Board held a special meeting at which the status of discussions pertaining to the Merger Agreement was discussed. In advance of the meeting, Mr. Stern had circulated memoranda prepared by Drinker Biddle summarizing the material terms of the Merger Agreement, the financing commitments of Ascena’s lenders and certain applicable provisions of Pennsylvania law. At the meeting, representatives of Barclays provided a public market overview and their final valuation analyses of the consideration proposed to be paid by Ascena and delivered their oral opinion to the Board, which was subsequently confirmed in writing, to the effect that, as of the date thereof and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the consideration to be offered to the shareholders of Charming in the Offer and the Merger was fair to such shareholders. The full text of the written opinion of Barclays, dated April 30, 2012, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken in connection with the opinion, is attached hereto as Annex I. Following further deliberations, the Board then determined it was in the best interests of Charming and its shareholders to enter into the Merger Agreement with Ascena. Accordingly, the Board unanimously (i) approved and declared advisable the terms of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that the terms of the Offer and the Merger are fair to, and in the best interest of, Charming, (iii) determined that it is in the best interests of Charming and its shareholders that Charming enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement and (iv) recommended that Charming’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if approval of shareholders is required, adopt the Merger Agreement and approve the Merger. At this meeting, the Board determined that, in light of the anticipated timing of the transaction with Ascena, the automatic grants of restricted stock units with a grant date value of $135,000 that were due to be granted to each of Charming’s non-employee directors on June 1, 2012 would not be made. Immediately following the Board meeting, the Compensation Committee of the Board approved Charming’s intention of adopting the Bonus Plan to provide bonuses to certain management employees who had worked extensively over the past year on Project Florence and Project Chrysalis and to incentivize management employees to remain with Charming through the Effective Time and for a period of time thereafter.

Following the April 30, 2012 Board meeting, representatives of Charming and Ascena held discussions to finalize the Merger Agreement, the disclosure letter to be delivered in connection with the Merger Agreement and certain matters relating to Charming employees, including the terms of the Bonus Plan. Following negotiations with Ascena, certain provisions of the proposed Bonus Plan were revised, among other things, to require, subject to certain exceptions, continued employment for six months following the Effective Time, in order to receive the payment of certain amounts thereunder. As revised, the Bonus Plan was adopted by the Compensation Committee of the Board on May 1, 2012.

On the morning of May 1, 2012, Mr. Jaffe and certain other members of Ascena management had a telephone call with Mr. Romano and certain other members of Charming management and their respective legal advisors to discuss the resolution of the remaining open business issues. On the afternoon of May 1, 2012, after the U.S. stock markets closed, the parties executed and delivered the Merger Agreement.

On May 2, 2012, before the U.S. stock markets opened, Charming and Ascena issued a joint press release announcing the transaction.”

(b) Item 4 of the Statement is hereby further amended and supplemented by amending and restating the section captioned “Opinion of Charming’s Financial Advisor – Analysis of Selected Public Companies” to read as follows:

“Analysis of Selected Public Companies

In order to assess how the public market values shares of similar publicly traded companies, Barclays reviewed and compared specific financial and operating data relating to Charming with selected public companies that Barclays, based on its experience in the retail apparel industry, deemed reasonably similar to Charming. The selected public companies were:

•	ANN INC.;

•	Ascena Retail Group, Inc.;

•	The Cato Corporation;

•	Chico’s FAS, Inc.;

•	Express, Inc.;

•	New York & Company, Inc.; and

•	The Talbots, Inc.

Barclays calculated and compared certain financial multiples and ratios of Charming and the selected public companies. As part of its selected public company analysis, Barclays calculated and analyzed each company’s ratio of its current stock price to its projected earnings per share (commonly referred to as a price earnings ratio, or P/E), and each company’s enterprise value, or EV, to its historical and projected earnings before interest, taxes, depreciation and amortization, adjusted for the impact of any non-recurring items, or EBITDA. The enterprise value of each company was obtained by adding its short and long-term debt to the sum of the market value of its common equity, and subtracting its cash and cash equivalents. For the analyses in which EBITDA excludes results of the Fashion Bug division, enterprise value was calculated by subtracting an additional amount equal to $20 million, representing illustrative proceeds from a possible divestiture of Fashion Bug, as per management’s estimates. Barclays made no separate adjustments for on- or off-balance sheet tax attributes, including any net operating losses, of Charming or any of the selected public companies. All of these calculations were performed, and based on publicly available financial data (including I/B/E/S and First Call consensus estimates) and closing prices, as of April 27, 2012, the last trading date prior to the delivery of Barclays’ opinion. The results of this analysis are summarized below:

Company	FY 2012E P/E	EV / Actual FY 2011 EBITDA	EV / Estimated FY 2012 EBITDA
ANN INC.	14.5x	5.0x	4.6x
Ascena Retail Group, Inc.	14.1x	6.6x	5.8x
The Cato Corporation	13.1x	4.7x	4.4x
Chico’s FAS, Inc.	15.6x	7.4x	6.5x
Express, Inc.	12.6x	6.1x	5.8x
New York & Company, Inc.	N/A	34.5x	10.1x
The Talbots, Inc.	N/A	N/A	13.8x
Mean(1)	14.0x	6.0x	5.4x

(1)	Excludes New York & Company, Inc. due to its abnormally depressed earnings during the periods and The Talbots, Inc. due to its ongoing strategic review.

Barclays selected the public companies listed above because their businesses and operating profiles are reasonably similar to those of Charming, including because such companies, like Charming, are specialty retailers that sell apparel, including women’s apparel, on a national basis in mall and off-mall locations. However, because no selected public company is exactly the same as Charming, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Charming and the selected public companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between Charming and the companies included in the selected public company analysis. Based upon these judgments, Barclays selected ranges of 12.5x to 15.5x multiples of FY 2012E P/E (excluding the Fashion Bug division), 4.5x to 7.5x multiples of EV / FY 2011 EBITDA (including the Fashion Bug division) and 4.5x to 6.5x multiples of EV / FY 2012E EBITDA (excluding the Fashion Bug division) for Charming and applied such ranges to the management projections on a standalone basis to calculate ranges of implied equity values per Share. The following table summarizes the result of these calculations:

	Implied Equity Value Per Share (rounded to nearest $0.25)
	Low	High
Adj. FY 2012E P/E (excl. Fashion Bug)	$3.50	$4.25
EV / FY 2011 EBITDA (incl. Fashion Bug)	$3.25	$5.25
EV / FY 2012E EBITDA (excl. Fashion Bug)	$4.00	$5.75

Barclays noted that on the basis of the selected public company analysis, the transaction consideration of $7.35 per Share was above each of the ranges of implied equity values per Share calculated.”

(c) Item 4 of the Statement is hereby further amended and supplemented by amending and restating the section captioned “Opinion of Charming’s Financial Advisor – Analysis of Selected Precedent Transactions” to read as follows:

“Analysis of Selected Precedent Transactions

Barclays reviewed and compared the purchase prices and financial multiples paid in selected other transactions that Barclays, based on its experience with merger and acquisition transactions, deemed relevant. Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to Charming with respect to the size, mix, margins and other characteristics of their businesses.

The following tables set forth the transactions analyzed based on such characteristics and the results of such analysis:

Announced	Target	Acquiror	EV ($ mil)	LTM EV / EBITDA
November 2004	Maurices Incorporated	The Dress Barn, Inc.	$320	8.3x
February 2006	J. Jill Group Inc.	The Talbots, Inc.	$467	17.8x
November 2006	La Senza Corporation	Limited Brands, Inc.	$568	10.7x
November 2006	David’s Bridal, Inc.	Leonard Green & Partners	$750	8.9x
May 2007	Express, Inc.	Golden Gate Capital Partners	$764	8.9x
July 2007	DEB Shops Inc.	Lee Equity Partners	$260	7.8x
September 2007	Avenue (United Retail Group Inc.)	PPR SA / Redcats USA Inc.	$148	7.1x
June 2009	Tween Brands, Inc.	The Dress Barn, Inc.	$237	7.6x
July 2009	Eddie Bauer Holdings Inc.	Golden Gate Capital Partners	$286	5.6x
August 2009	Charlotte Russe Holding, Inc.	Advent International Corporation	$320	7.6x
October 2010	The Gymboree Corporation	Bain Capital Partners	$1,698	7.8x
November 2010	J. Crew Group Inc.	TPG Capital / Leonard Green & Partners	$2,679	8.6x

Mean				8.9x
Median				8.1x

The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Charming and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the Offer and the Merger. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the Offer and the Merger which would affect the acquisition values of the selected target companies and Charming. Based upon these judgments,

Barclays selected a range of 7.0x to 9.0x multiples of FY 2011 EBITDA, both including and excluding the Fashion Bug division (in the latter case, assuming $20 million in illustrative proceeds from a divestiture of Fashion Bug, as per management’s estimates), to calculate ranges of implied equity values per Share. Barclays made no separate adjustments for on- or off-balance sheet tax attributes, including any net operating losses, of any of the target companies. The following table summarizes the result of these calculations:

	Implied Equity Value Per Share (rounded to nearest $0.25)
	Low	High
FY 2011 EBITDA (incl. Fashion Bug)	$4.75	$6.25
FY 2011 EBITDA (excl. Fashion Bug)	$4.00	$5.25

Barclays noted that on the basis of the selected precedent transaction analysis, the transaction consideration of $7.35 per Share was above each of the ranges of implied equity values per Share calculated.”

(d) Item 4 of the Statement is hereby further amended and supplemented by amending and restating the section captioned “Opinion of Charming’s Financial Advisor – Discounted Cash Flow Analysis” to read as follows:

“Discounted Cash Flow Analysis

In order to estimate the present value of the Shares, Barclays performed a discounted cash flow analysis of Charming. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value of Charming using the discounted cash flow method, Barclays added (i) Charming’s projected after-tax unlevered free cash flows for fiscal years 2012 through 2016 based on management projections, discounted to their present values using a range of selected discount rates, to (ii) the residual value of Charming at the end of the forecast period based on management’s projections for such five year forecast period, or “terminal value,” as of January 31, 2017, discounted to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest and tax expense, adding depreciation and amortization, subtracting capital expenditures and restructuring charges, adjusting for changes in net working capital and adding decreases in the value of deferred tax assets and $20 million in illustrative proceeds from a possible divestiture of the Fashion Bug division, as per management’s estimates. Stock-based compensation was treated as a cash expense in this analysis. The terminal value was estimated by selecting a range of terminal value multiples of 5.0x to 7.0x and applying such range to the 2016E EBITDA management projections. The range of after-tax discount rates of 14% to 16% was selected based on an analysis of the weighted average cost of capital of Charming and the selected public companies. Barclays then calculated a range of implied equity values per Share by subtracting estimated net debt as of January 28, 2012 from the estimated enterprise value using the discounted cash flow method and dividing such amount by the fully diluted number of Shares. The following table summarizes the result of these calculations:

Implied Equity Value Per Share (rounded to nearest $0.25)
Low	High
$6.00	$8.25

Barclays noted that on the basis of the discounted cash flow analysis, the transaction consideration of $7.35 per Share was within the range of implied equity values per Share calculated using management projections.”

(e) Item 4 of the Statement is hereby further amended and supplemented by amending and restating the section captioned “Opinion of Charming’s Financial Advisor – Discounted Future Stock Price Analysis” to read as follows:

“Discounted Future Stock Price Analysis

Barclays performed a discounted future stock price analysis with respect to Charming using the management projections. Pursuant to this analysis, Barclays calculated a range of prices at which the Shares might trade at the beginning of 2014 if the Shares then traded at prices representing forward multiples of between 13.0x and 15.0x the projected normalized earnings of $0.62 per Share for 2014 (based on the previously provided management projections of $0.61, adjusted to reflect a normalized tax rate of 37.5%). The implied Share prices at the beginning of 2014 that were generated through this analysis were then discounted to reflect indicative current per Share equity values using a cost of equity discount rate of 16.9%. The following table summarizes the result of these calculations:

Implied Equity Value Per Share (rounded to nearest $0.25)
Low	High
$6.00	$6.75

Barclays noted that on the basis of the discounted future stock price analysis, the transaction consideration of $7.35 per Share was above the range of implied equity values per Share calculated using management projections.”

(f) Item 4 of the Statement is hereby further amended and supplemented by amending and restating the section captioned “Opinion of Charming’s Financial Advisor – Illustrative Leveraged Buyout Analysis” to read as follows:

“Illustrative Leveraged Buyout Analysis

Barclays performed an illustrative leveraged buyout analysis in order to ascertain a price for the Shares which might be achieved in a leveraged buyout transaction with a financial buyer using a debt capital structure based upon current market conditions. Barclays assumed the following in its analysis: (i) $20 million in proceeds from an illustrative sale of the Fashion Bug division at the end of fiscal year 2011, as per management’s estimates, (ii) an equity investment that would achieve a rate of return of approximately 20% to 25% over 5 years and (iii) a projected EBITDA terminal value multiple of 5.0x to 7.0x in five years applied to the management projections (adjusted to exclude certain public company expenses that would not be incurred as a private company). Based on these assumptions, Barclays calculated a range of implied equity values per Share. The following table summarizes the result of these calculations:

Implied Equity Value Per Share (rounded to nearest $0.25)
Low	High
$5.50	$6.50

Barclays noted that on the basis of the illustrative leveraged buyout analysis, the transaction consideration of $7.35 per Share was above the range of implied equity values per Share calculated.”

(g) Item 4 of the Statement is hereby further amended and supplemented by deleting the sixth paragraph under the heading “Charming Projections” and the table immediately following that paragraph and replacing them with the following:

“A summary of the projected financial information is provided below and is not being included in this Schedule 14d-9 to influence a shareholder’s decision whether to tender Shares in the Offer. Readers of this Schedule 14d-9 are strongly cautioned not to place undue reliance on the projections set forth below. This summary of projected financial information should be evaluated, if at all, in conjunction with Charming’s historical financial statements and other information regarding Charming contained elsewhere in this Schedule 14d-9 and Charming’s other public filings with the SEC. As Charming had previously disclosed its intention to divest its Fashion Bug business, the projections prepared by Charming’s management assumed the sale of the Fashion Bug business in 2012. Fashion Bug’s contribution to the Company’s fiscal 2011 EBITDA was $16 million and management’s fiscal 2012 projections assumed the same level of contribution. The fiscal 2012 projections for the Fashion Bug business were only used in internal analysis prepared by management, and were not included in the projections shared with prospective bidders, which assumed the sale of the Fashion Bug business in 2011.

Consolidated (amounts in millions, except per share data)	2012	2013	2014	2015	2016
Net sales	$1,432	$1,497	$1,629	$1,710	$1,796
EBITDA(1)	$100	$141	$193	$209	$224
EBIT(2)	$53	$88	$126	$134	$149
Assumed tax rate	37.5%	37.5%	37.5%	37.5%	37.5%
Capital expenditures	$94	$104	$91	$75	$75
Restructuring expenses	$8	$3	$3	—	—
Changes in net working capital	$38	$(29)	$5	$(5)	$(5)
Decline in deferred tax assets	$8	$22	$20	—	—
Unlevered free cash flow(3)	$44	$(7)	$76	$79	$88
Earnings per share(4)	$0.28	$0.57	$0.61
Shares outstanding	119	120	121

(1)	EBITDA is defined as earnings before interest expense, taxes, depreciation and amortization.
(2)	EBIT is defined as earnings before restructuring, interest expense and taxes.
(3)	Unlevered free cash flow was determined by calculating Charming’s earnings before interest and actual tax expense, subtracting an illustrative tax expense based on an assumed tax rate of 37.5% (assuming no interest expense), then adding depreciation and amortization, subtracting capital expenditures and restructuring charges, adjusting for changes in net working capital and adding decreases in the value of deferred tax assets and, for FY 2012E, adding $20 million in illustrative net proceeds from a possible divestiture of the Fashion Bug business.
(4)	Earnings per share (“EPS”) shown is as was provided to Ascena. The 2014 EPS amount provided by Charming to Barclays reflected more current analysis of the company’s net operating losses as reported in its Annual Report on Form 10-K for the year ended January 28, 2012.

In the table above, the projections of EBIT, EBITDA, unlevered free cash flow and earnings per share are projections of financial measures that are not calculated in accordance with generally accepted accounting principles (“GAAP”). The following table provides a reconciliation of each of these non-GAAP financial measures to the most comparable projected financial measure calculated in accordance with GAAP.”

(Amounts in Millions)		2012	2013	2014	2015	2016
Net income		$25	$66	$72	$83	$92
Income tax provision		8	7	46	50	55
Interest expense (net)		12	13	5	2	2

Income from operations		$45	$85	$123	$134	$149
Restructure Expense		8	3	3	—	—

EBIT		53	88	126	134	149
Depreciation and Amortization		47	52	67	75	75

EBITDA	*	$100	$141	$193	$209	$224

*	Results may not add due to rounding

		2012	2013	2014
Net income per diluted share, on a GAAP basis		$0.21	$0.55	$0.60
Restructure Expense		0.07	0.03	0.02

Net income per diluted share, on a non-GAAP basis	*	$0.28	$0.57	$0.61

*	Results may not add due to rounding

(Amounts in Millions)		2012	2013	2014	2015	2016
Net income		$25	$66	$72	$83	$92
Income tax provision		8	7	46	50	55
Interest expense (net)		12	13	5	2	2

Income from operations		$45	$85	$123	$134	$149
Less: Restructure Expense		8	3	3	—	—

Earnings before restructure, interest & taxes		53	88	126	134	149
Illustrative Tax Expense		(20)	(33)	(47)	(50)	(56)

Unlevered Net Income		33	55	79	84	93
Plus: Depreciation and Amortization		47	52	67	75	75
Less: Capital Expenditure		(94)	(104)	(91)	(75)	(75)
Less: Changes in Net Working Capital		38	(29)	5	(5)	(5)
Less: Restructure Expense		(8)	(3)	(3)	—	—
Plus: Decrease in Deferred Tax Asset		8	22	20	—	—
Plus: Illustrative Fashion Bug Proceeds		20	—	—	—	—

Unlevered Free Cash Flow	*	$44	$(7)	$76	$79	$88

*	Results may not add due to rounding

Item 8.	Additional Information.

Item 8 of the Statement is hereby further amended and supplemented by amending and restating the section captioned “Litigation Related to the Merger” to read as follows:

“On May 4, 2012, a Verified Shareholder Derivative and Class Action Complaint captioned Pamela Kraus v. Charming Shoppes, Inc., et al., No. 2012-04154, was filed in the Court of Common Pleas of Bucks County, Pennsylvania (the “Kraus Complaint”). The Kraus Complaint purports to assert claims derivatively on behalf of Charming and names as defendants the members of the Board, as well as Charming and Ascena. The Kraus Complaint alleges, among other things, that Charming’s directors breached their fiduciary duties to Charming’s shareholders in connection with the Offer and the Merger, and further claims that Ascena aided and abetted those alleged breaches of fiduciary duty. The Kraus Complaint further alleges that Charming’s directors engaged in abuse of control and gross mismanagement by entering into the Merger Agreement. The Kraus Complaint also alleges that the Offer and Merger involve an unfair and self-serving sales process with preclusive deal protection devices, and that Charming’s directors agreed to the transactions to benefit themselves personally. The Kraus Complaint seeks rescission of the Merger Agreement and injunctive relief, including an order prohibiting defendants from consummating the Offer and Merger, and an award of attorneys’ and other fees and costs, in addition to other relief.

On May 4, 2012, Charming received a letter from counsel for Mario Lamanna (the “Demand Letter”) demanding that the Board commence an action on behalf of Charming against the individual members of the Board for breaches of fiduciary duty arising out of allegedly wrongful conduct in connection with the Offer and the Merger. Specifically, the Demand Letter asserts that Charming’s directors breached their duties of loyalty, care, good faith, and/or candor by causing and/or allowing Charming to be acquired by Ascena for inadequate consideration and by failing to adequately shop Charming before the transaction. The Demand Letter also alleges that Charming’s directors agreed to the Offer to benefit themselves personally, approved improper deal protection devices and ignored or failed to protect against conflicts of interest.

On May 7, 2012, a Verified Shareholder Derivative and Class Action Complaint captioned Philip E. Ricciardi v. Charming Shoppes, Inc., et al., No. 2012-04154, was filed in the Court of Common Pleas of Bucks County, Pennsylvania (the “Ricciardi Complaint”). The Ricciardi Complaint purports to assert both direct and derivative claims and names as defendants the members of the Board, as well as Charming, Ascena and Merger Sub. The Ricciardi Complaint alleges, among other things, that Charming’s directors breached their fiduciary duties to Charming’s shareholders in connection with the Offer and the Merger, and further claims that Ascena and Merger Sub aided and abetted those alleged breaches of fiduciary duty. The Ricciardi Complaint further alleges that Charming’s directors engaged in self-dealing and corporate waste by entering into the Merger Agreement. The Ricciardi Complaint seeks rescission of the Merger Agreement and injunctive relief, including an order prohibiting defendants from consummating the Offer and Merger, and an award of attorneys’ and other fees and costs, in addition to other relief.

On May 14, 2012, Charming received a letter dated May 8, 2012, from counsel for Phillip E. Ricciardi (the “Ricciardi Demand Letter”) demanding that the Board conduct an investigation and commence an action on behalf of Charming against the individual members of the Board for breaches of fiduciary duty arising out of allegedly wrongful conduct in connection with the Offer and the Merger. The Ricciardi Demand Letter refers to the allegations set forth in the Ricciardi Complaint.

On May 8, 2012, a Verified Class Action and Shareholder Derivative Complaint captioned Mario Lamanna v. Charming Shoppes, Inc., et al., No. 2012-04275, was filed in the Court of Common Pleas of Bucks County, Pennsylvania (the “Lamanna Complaint”). The Lamanna Complaint purports to assert both direct and derivative claims and names as defendants the members of the Board, Charming, Ascena and Merger Sub. The Lamanna Complaint alleges, among other things, that Charming’s directors engaged in waste of corporate assets and breached their fiduciary duties to Charming’s shareholders in connection with the Offer and the Merger, and further claims that Ascena and Merger Sub aided and abetted those alleged breaches of fiduciary duty. Specifically, the Lamanna Complaint asserts that Charming’s directors wrongfully allowed or caused Charming to be acquired by Ascena for unfair and inadequate consideration. The Lamanna Complaint further alleges that Charming’s directors failed to take steps to maximize the value of Charming to its public shareholders, failed to properly value Charming and its assets and operations, and ignored or failed to protect against conflicts of interest with respect to the Offer and Merger. The Lamanna Complaint also alleges that the Offer and Merger involve unfair and preclusive deal protection devices, and that Charming’s directors agreed to the transactions to benefit themselves personally. As to the Board’s rejection of the Demand Letter, the Lamanna Complaint alleges the Board’s rejection was unreasonable, not in good faith, and not protected by the business judgment rule. The Lamanna Complaint seeks rescission of the Merger Agreement and injunctive relief, including an order that prohibits defendants from consummating the Offer and Merger, and an award of attorneys’ fees and other fees and costs, in addition to other relief.

On May 9, 2012, a Verified Shareholder Derivative and Class Action Complaint captioned Robert Steinfeld v. Charming Shoppes, Inc., et al., No. 2012-04284, was filed in the Court of Common Pleas of Bucks County, Pennsylvania (the “Steinfeld Complaint”). The Steinfeld Complaint purports to assert claims derivatively on behalf of Charming and names as defendants the members of the Board, as well as Charming and Ascena. The Steinfeld Complaint alleges, among other things, that Charming’s directors breached their fiduciary duties to Charming’s shareholders in connection with the Offer and the Merger, and further claims that Ascena aided and abetted those alleged breaches of fiduciary duty. The Steinfeld Complaint further alleges that Charming’s directors engaged in abuse of control and gross mismanagement by entering into the Merger Agreement. The Steinfeld Complaint also alleges that the Offer and Merger involve an unfair and self-serving sales process with preclusive deal protection devices, and that Charming’s directors agreed to the transactions to benefit themselves personally. The Steinfeld Complaint seeks rescission of the Merger Agreement and injunctive relief, including an order prohibiting defendants from consummating the Offer and Merger, and an award of attorneys’ and other fees and costs, in addition to other relief.

On May 22, 2012, a Verified Class Action and Shareholder Derivative Complaint captioned John Vineyard v. Charming Shoppes, Inc., et al., No. 2012-04715, was filed in the Court of Common Pleas of Bucks County, Pennsylvania (the “Vineyard Complaint”). The Vineyard Complaint purports to assert both direct and derivative claims and names as defendants the members of the Board, Charming, Ascena and Merger Sub. The Vineyard Complaint alleges, among other things, that Charming’s directors engaged in waste of corporate assets and breached their fiduciary duties to Charming’s shareholders in connection with the Offer and the Merger, and further claims that Ascena and Merger Sub aided and abetted those alleged breaches of fiduciary duties. Specifically, the Vineyard Complaint asserts that Charming’s directors wrongfully allowed or caused Charming to be acquired by Ascena for unfair and inadequate consideration. The Vineyard Complaint further alleges that Charming’s directors failed to take steps to maximize the value of Charming to its public shareholders, failed to properly value Charming and its assets and operations, and ignored or failed to protect against conflicts of interest with respect to the Offer and Merger. The Vineyard Complaint also alleges that the Offer and Merger involve unfair and preclusive deal protection devices, and that Charming’s directors agreed to the transactions to benefit themselves personally. In addition, the Vineyard complaint alleges that the defendants disseminated a materially false and misleading Schedule 14d-9. The Vineyard Complaint seeks rescission of the Merger Agreement and injunctive relief, including an order that prohibits defendants from consummating the Offer and Merger, and an award of attorneys’ fees and other fees and costs, in addition to other relief.

On May 23, 2012, an Individual and Class Action Complaint captioned Judith Nadler v. Charming Shoppes, Inc., et al., No. 2:12-cv-02838-HB, was filed in the United States District Court for the Eastern District of Pennsylvania (the “Federal Action”). The complaint in the Federal Action names as defendants Charming and the members of the Board. The complaint in the Federal Action alleges, among other things, that defendants disseminated a Schedule 14d-9 in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in light of the circumstances in which they were made, not misleading, or engaged in deceptive or manipulative acts or practices. The complaint in the Federal Action also alleges that the Offer and the Merger are on terms that are fundamentally unfair. The Federal Action seeks injunctive relief, including an order that prohibits defendants from consummating the Offer and Merger, and an award of attorneys’ fees and other fees and costs, in addition to other relief.

On May 23, 2012, by agreement of the parties, a Stipulation and Order Regarding Consolidation of Related Actions and Appointment of Lead Counsel was filed with the Court of Common Pleas, Bucks County, Pennsylvania with regard to the actions described in the Kraus Complaint, the Ricciardi Complaint, the Lamanna Complaint, the Steinfeld Complaint and the Vineyard Complaint. The court approved the order on May 24, 2012, which consolidated these proceedings before the Court of Common Pleas, Bucks County, Pennsylvania, into a single case captioned In Re Charming Shoppes, Inc. Derivative and Class Action Litigation, No. 2012-04154 (the “Consolidated Action”). Also on May 24, 2012, the plaintiffs in the Consolidated Action filed a Verified Amended Class Action and Derivative Complaint (the “Amended Complaint”) that purports to assert both direct and derivative claims and names as defendants the members of the Board, Charming, Ascena and Merger Sub. The Amended Complaint alleges, among other things, that Charming’s directors engaged in waste of corporate assets and breached their fiduciary duties to Charming’s shareholders in connection with the Offer and the Merger, and further claims that Ascena and Merger Sub aided and abetted those alleged breaches of fiduciary duties. Specifically, the Amended Complaint asserts that Charming’s directors wrongfully allowed or caused Charming to be acquired by Ascena for unfair and inadequate consideration. The Amended Complaint further alleges that Charming’s directors failed to take steps to maximize the value of Charming to its public shareholders, failed to properly value Charming and its assets and operations, and ignored or failed to protect against conflicts of interest with respect to the Offer and Merger. The Amended Complaint also alleges that the Offer and Merger involve unfair and preclusive deal protection devices, and that Charming’s directors agreed to the transactions to benefit themselves personally. In addition, the Amended Complaint alleges that the Schedule 14d-9 was materially false and misleading. The Amended Complaint seeks rescission of the Merger Agreement and injunctive relief, including an order that prohibits defendants from consummating the Offer and Merger, and an award of attorneys’ fees and other fees and costs, in addition to other relief.

The defendants named in the Consolidated Action and the Federal Action (collectively, the “Defendants”) believe that the Consolidated Action and the Federal Action are entirely without merit, and that they have valid defenses to all claims raised by Judith Nadler and the plaintiffs named in the Consolidated Action (collectively, the “Plaintiffs”). Nevertheless, and despite their belief that they ultimately would have prevailed in the defense of the Plaintiffs’ claims, to avoid the costs, disruption and distraction associated with such litigation, on May 31, 2012, the Defendants entered into a Memorandum of Understanding (“MOU”) with the Plaintiffs. Under the MOU, the Plaintiffs and the purported class of Charming shareholders they represent agreed to negotiate and present a final stipulation of settlement to the court presiding over the Consolidated Action which provides for the dismissal with prejudice of the Consolidated Action and the Federal Action and the discharge and release of the Defendants, their agents, advisors and certain affiliated parties from and against all direct, derivative, legal or equitable claims, known and unknown, that are based on, arise out of or relate in any way, directly or indirectly, to the allegations and claims in the Consolidated Action, the Federal Action, the Contemplated Transactions, the negotiations and deliberations related to the Merger Agreement, the various public filings relating to the Contemplated Transactions and certain other potential legal or equitable claims described more fully in the MOU. In exchange for such settlement and release, the parties agreed, after arm’s length discussions between and among the Defendants and Plaintiffs, that Charming would include additional supplemental disclosures in the Statement (such disclosures, as well as disclosures not sought by Plaintiffs, being set forth in this Amendment), although Charming and the other Defendants do not make any admission that such additional supplemental disclosures are material as a matter of law or in the context of a shareholder’s decision to tender Shares into and accept the Offer. After reaching agreement on the substantive terms of the MOU, the parties also agreed that they would attempt to reach an agreement as to an amount of attorneys’ fees and expenses that Charming, or its successor, will pay to Plaintiffs’ counsel. If the parties are not able to agree on the amount of fees payable to Plaintiffs’ counsel within two weeks of executing the MOU, then Plaintiffs’ counsel will seek an award of attorneys’ fees and expenses from either the court presiding over the Consolidated Action or the court presiding over the Federal Action, but not both. If agreement is reached on the amount of attorneys’ fees and expenses payable to Plaintiffs’ counsel, Plaintiffs’ counsel will seek an award of attorneys’ fees and expenses and Charming, or its successor, will pay an amount decided by the court, not to exceed the agreed upon amount. Defendants reserved their right to contest the amount of fees and expenses sought by Plaintiffs’ counsel. The settlement is also contingent upon, among other things, consummation of the Contemplated Transactions and the approval of the Court of Common Pleas, Bucks County, Pennsylvania. The MOU recognizes, among other things, that the parties will cooperate and use their best efforts to execute a Stipulation of Settlement and present the Stipulation of Settlement and such other documentation as may be required by the court within thirty (30) days from the date of the MOU in order to obtain court approval of the settlement.

The MOU provides that the Defendants deny that they committed any violation of law or breach of duty or acted improperly in any way, and they believe that they acted properly at all times and that the Consolidated Action and the Federal Action have no merit, but wish to settle the Consolidated Action and the Federal Action in order to avoid the costs, disruption and distraction of further litigation.

Any settlement will not affect the amount of the Offer Price or the Merger Consideration. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the Court of Common Pleas, Bucks County, Pennsylvania will approve the settlement even if the parties were to enter into such stipulation. In such event, the proposed settlement as contemplated by the MOU may be terminated. In the event that the MOU is not approved and the conditions described above are not satisfied, the Defendants will continue to vigorously defend the Consolidated Action and the Federal Action.

This summary of the MOU does not purport to be complete and is qualified in its entirety by reference to the MOU, which is filed as Exhibit (d)(5) to the Statement and which is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 is hereby amended and supplemented by adding the following thereto:

(d)(5)	Memorandum of Understanding, In Re Charming Shoppes, Inc. Derivative and Class Action Litigation, No. 2012-04154, dated May 31, 2012

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARMING SHOPPES, INC.

By:	/s/ Anthony M. Romano
Name:	Anthony M. Romano
Title:	Chief Executive Officer and President

Dated June 1, 2012

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